SCHEDULE A

Kevin Barnes Transactions in the Hawaiian Electric Company, Inc.
Cumulative Preferred Stock, Series H – 5.25% During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share, $	Date of Purchase/Sale
Mandatory Redemption of Preferred Stock	(15,699)	21.2625	10/15/2025